UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

   CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
      UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                Commission File Numbers:  000-31276 and 001-12411
                                          -----------------------

                           NORTHWESTERN ENERGY, L.L.C.
          (formerly known as The Montana Power, L.L.C. and successor by merger to The Montana Power Company)
  ------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                                40 East Broadway
                              Butte, Montana 59701
                                 (406) 497-1000
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       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             MONTANA POWER CAPITAL I
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                         c/o NorthWestern Energy, L.L.C.
                     40 East Broadway, Butte, Montana 59701
                                 (406) 497-1000
--------------------------------------------------------------------------------
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

     o $65,000,000 aggregate principal amount 8.45% Cumulative Quarterly Income Preferred Securities, Series A, of Montana Power Capital I and the Guarantees by NorthWestern Energy, L.L.C. and NorthWestern Corporation with respect thereto
     o $5,386,000 aggregate principal amount 7.00% Series First Mortgage Bonds issued by NorthWestern Energy, L.L.C. due in March of 2005
     o $150,000,000 aggregate principal amount 7.30% Series First Mortgage Bonds issued by NorthWestern Energy, L.L.C. due in December of 2006
     o $365,000 aggregate principal amount 8.25% Series First Mortgage Bonds issued by NorthWestern Energy, L.L.C. due in February of 2007
     o $1,446,000 aggregate principal amount 8.95% Series First Mortgage Bonds issued by NorthWestern Energy, L.L.C. due in February of 2022
     o $13,000,000 aggregate principal amount 7.25% Series Secured Medium-Term Notes issued by NorthWestern Energy, L.L.C. due in March of 2008
     o $15,000,000 aggregate principal amount 7.23% Series Secured Medium-Term Notes issued by NorthWestern Energy, L.L.C. due in January of 2003
     o $20,000,000 aggregate principal amount 7.875% Series Unsecured Medium-Term Notes issued by NorthWestern Energy, L.L.C. due in December of 2026
     o $5,000,000 aggregate principal amount 7.96% Series Unsecured Medium-Term Notes issued by NorthWestern Energy, L.L.C. due in December of 2026
     o $15,000,000 aggregate principal amount 7.07% Series Unsecured Medium-Term Notes issued by NorthWestern Energy, L.L.C. due in December of 2006

       -------------------------------------------------------------------
            (Title of each class of securities covered by this Form)

        $65,000,000 aggregate principal amount 8.45% Cumulative Quarterly Income Preferred Securities, Series A, of Montana Power Capital I and the Guarantees by NorthWestern Energy, L.L.C. and NorthWestern Corporation with respect thereto (collectively, the "QUIPS")*

       -------------------------------------------------------------------
         (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

              Rule 12g-4(a)(1)(i)  |_|    Rule 12h-3(b)(1)(i)  |X|
              Rule 12g-4(a)(1)(ii) |_|    Rule 12h-3(b)(1)(ii) |_|
              Rule 12g-4(a)(2)(i)  |_|    Rule 12h-3(b)(2)(i)  |_|
              Rule 12g-4(a)(2)(ii) |_|    Rule12h-3(b)(2)(ii)  |_|
                                          Rule 15d-6           |_|

Approximate number of holders of record as of the certification or notice date:

     o  $65,000,000 aggregate principal amount 8.45% Cumulative
        Quarterly Income Preferred Securities, Series A, of
        Montana Power Capital I and the Guarantees by
        NorthWestern Energy, L.L.C. and NorthWestern Corporation
        with respect thereto:                                           90
                                                                       ---------
     o  $5,386,000 aggregate principal amount 7.00% Series First
        Mortgage Bonds issued by NorthWestern Energy, L.L.C. due
        in March of 2005:                                               13
                                                                       ---------
     o  $150,000,000 aggregate principal amount 7.30% Series First
        Mortgage Bonds issued by NorthWestern Energy, L.L.C. due
        in December of 2006:                                            5
                                                                       ---------
     o  $365,000 aggregate principal amount 8.25% Series First
        Mortgage Bonds issued by NorthWestern Energy, L.L.C. due
        in February of 2007:                                            8
                                                                       ---------
     o  $1,446,000 aggregate principal amount 8.95% Series First
        Mortgage Bonds issued by NorthWestern Energy, L.L.C. due
        in February of 2022:                                            17
                                                                       ---------
     o  $13,000,000 aggregate principal amount 7.25% Series
        Secured Medium-Term Notes issued by NorthWestern Energy,
        L.L.C. due in March of 2008:                                    10
                                                                       ---------
     o  $15,000,000 aggregate principal amount 7.23% Series
        Secured Medium-Term Notes issued by NorthWestern Energy,
        L.L.C. due in January of 2003:                                  5
                                                                       ---------
     o  $20,000,000 aggregate principal amount 7.875% Series
        Unsecured Medium-Term Notes issued by NorthWestern
        Energy, L.L.C. due in December of 2026:                         21
                                                                       ---------
     o  $5,000,000 aggregate principal amount 7.96% Series
        Unsecured Medium-Term Notes issued by NorthWestern
        Energy, L.L.C. due in December of 2026:                         25
                                                                       ---------
     o  $15,000,000 aggregate principal amount 7.07% Series
        Unsecured Medium-Term Notes issued by NorthWestern
        Energy, L.L.C. due in December of 2006:                         32
                                                                       ---------
    TOTAL                                                               226
                                                                       ---------


* The QUIPS are listed on the New York Stock Exchange, Inc. NorthWestern Energy, L.L.C. and Montana Power Capital I are exempt from the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 with respect to the QUIPS pursuant to Rule 12h-5(b) of the Securities Exchange Act of 1934.

Pursuant to the requirements of the Securities Exchange Act of 1934, NorthWestern Energy, L.L.C. and Montana Power Capital I have caused this certification/notice to be signed on their behalf by the undersigned duly authorized persons.



DATE:   August 13, 2002           NORTHWESTERN ENERGY, L.L.C.


                                   By: /s/ Michael J. Hanson
                                      ---------------------------------
                                         Michael J. Hanson
                                         President and Chief Executive Officer
DATE:   August 13, 2002
                                   MONTANA POWER CAPITAL I


                                   By: /s/ Ellen M. Senechal
                                      ---------------------------------
                                         Ellen M. Senechal
                                         Administrative Trustee